Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Bridgeport Ventures Inc.

We consent to the use of our report dated July 25, 2011 with respect to the consolidated balance sheets of Bridgeport Ventures Inc. (An Exploration Stage Enterprise) as at April 30, 2011 and 2010 and the consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended April 30, 2011, included in the Annual Report on Form 20-F for the Fiscal Year Ended April 30, 2011.

/s/ McGovern, Hurley, Cunningham, LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada

July 25, 2011